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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                         Datalink Systems Corporation
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                               (Name of Issuer)

                     Common Stock $.01 par value per share
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                        (Title of Class of Securities)


                                  23804A206
                                (CUSIP Number)

                               Robert L. Priddy
                          3435 Kingsboro Road, No. 1601
                            Atlanta, Georgia 30326
                                (404) 844-3211
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 8, 1998
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D
                              CUSIP No. 23804A206
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1 NAMES OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  Robert L. Priddy
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (a) [ ]
                                                                       (b) [ ]
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3 SEC USE ONLY

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4 SOURCE OF FUNDS (See Instructions)

  PF
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) or 2(E)           [ ]

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6 CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
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               7 SOLE VOTING POWER

  NUMBER OF       391,000
   SHARES      ---------------------------------------------------------------
BENEFICIALLY   8 SHARED VOTING POWER
   OWNED BY
    EACH          None
  REPORTING
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   PERSON      9 SOLE DISPOSITIVE POWER
    WITH
                   391,000
               ---------------------------------------------------------------
               10 SHARED DISPOSITIVE POWER

                   None
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       391,000
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)        [ ]
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.8%
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14 TYPE OF REPORTING PERSON (See Instructions)

       IN
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                                 SCHEDULE 13D
ITEM 1.

     The title of the class of equity securities to which this statement relates is Common Stock, par value $.01 per share (the "Common Stock"). The name of the issuer is Datalink Systems Corporation (the "Company"). The principal executive offices of the Company is 1735 Technology Park, Suite 790, San Jose, California 95110.

ITEM 2.  IDENTIFY AND BACKGROUND

     The following information is provided for each person:

(a)  Name.  Robert L. Priddy.

(b)  Address.  3435 Kingsboro Road, No. 1601, Atlanta, Georgia 30326.

(c) Principal Occupation and Employment. Robert L. Priddy is a principal of RMC Capital, LLC, a private investment company.

(d)  Criminal Proceedings.  None.

(e)  Civil proceedings.  None

(f)  Citizenship.  United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

     All of the reported shares are held for investment purposes. However, the reporting person became a member of the Board of Directors of the Company on October 30, 1998.

     The reporting person has no plans or proposals which relate to or would result in:

           (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

           (b) An extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Company or any of its subsidiaries;

           (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

           (d) Except as indicated above, any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

           (e) Any material change in the present capitalization or dividend policy of the Company;


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           (f) Any other material change in the Company's business or corporate structure;

           (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

           (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

           (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

           (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Number of Shares/Percentage of Class Beneficially Owned. Robert L. Priddy beneficially owns a total of 391,000 shares of the Company's Common Stock representing approximately 16.8% of the outstanding shares of Common Stock based on 2,167,611 shares of Common Stock outstanding as indicated by the Company as of December 31, 1998. Included in the number of shares beneficially owned are 100,000 shares of Common Stock which may be received by Robert Priddy upon his conversion of 100,000 shares of the Company's convertible preferred stock, 50,000 shares of the Company's Common Stock which may be received by Robert Priddy upon the exercise of presently exercisable warrants at $5.00 per share, and 10,000 shares of the Company's Common Stock which may be received by Robert Priddy upon the exercise of presently exercised options at $1.125 per share. If all of the Company's outstanding convertible preferred stock was converted into Common Stock, then Robert Priddy's percentage ownership of the Company's Common Stock would be only 8.1%.

     (b) Nature of Ownership. Robert L. Priddy has sole power to vote and direct the disposition of all 391,000 of the reported shares (assuming exercise of the warrants and options referred to above).

     (c) Recent Transactions. The following is a list of all transactions in the Company's Common Stock by Robert L. Priddy since the most recent filing on
Schedule 13D.

     The shares below were bought by Robert L. Priddy in open market transactions in the over-the-counter market:

Date of
Transaction      Number of Shares      Price Per Share
-----------      ----------------      ---------------

12/7/98                2,500               $ .96875
12/8/98               35,820               $ .95860
12/9/98                9,980               $ .95312
12/10/98              33,700               $ .97370
12/14/98              14,000               $ .96875
12/22/98              15,000               $1.00000
12/23/98               6,000               $1.03125
12/29/98               4,000               $ .96875

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     (d) Rights to Dividends or Proceeds.  None.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

         None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         None.


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 6, 1999               /s/ Robert L. Priddy
    Date                      Robert L. Priddy
                              Name/Title






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